Algoma Steel Inc.has been a mainstay of the North American steel industry for over 100 years. Our steel has been used to build the railways and bridges that span the country. Today, our steel continues to be used in products that enhance the lives of millions of people throughout Canada, the United States and beyond.

Through periods of profitability and uncertainty alike, we have endured the trying conditions of the steel industry. In spite of the difficult environment that persists, our entire organization remains committed to Algoma's success.

We have set a course for the future--one that focuses our efforts and resources on meeting the needs and expectations of our customers, our investors and our employees. By working to provide these three closely-linked groups lasting value, Algoma will once again establish itself as an important part of the North American steel industry.

2002 FINANCIAL HIGHLIGHTS

(Millions of dollars)	Eleven	One
	months ended	month ended
	December 31	January 31
	2002	2002	2001(1)	2000(1)

Sales	$1,031	$83	$912	$1,106
EBITDA(2)	128	(5)	(87)	104
Net income (loss)(3)	43	(26)	(363)	(73)
Common shareholders' equity (deficiency)	345	300	(157)	206
Cash provided by (used in) operating activities	15	31	(19)	8
Capital expenditures	25	1	22	52
Bank indebtedness	99	68	148	107

(Per common share)	Eleven	One
	months ended	month ended
	December 31	January 31
	2002	2002	2001(1)	2000(1)

Basic
Net income (loss)(3)	$1.89	$(0.49)	$(6.77)	$(1.37)
Cash provided by (used in) operating activities	0.67	0.58	(0.35)	0.15
Diluted
Net income (loss)(3)	$1.42	$(0.49)	$(6.77)	$(1.37)
Common shareholders' equity (deficiency)	11.60	10.17	(2.93)	3.87

Operations (thousands of tons)	Eleven	One
	months ended	month ended
	December 31	January 31
	2002	2002	2001	2000

Raw steel production	2,230	186	2,163	2,354
Steel shipments	1,942	194	1,925	2,016

(1)	Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of
Chartered Accountants with respect to foreign currency translation. The 2001 and 2002 results have been restated to reflect this change. See note 3 to the consolidated financial statements.

(2)	EBITDA: Earnings before interest, taxes, depreciation and amortization, exchange loss on long-term debt, demutualization gain and reorganization expenses. This earnings measure is not a recognized measure for financial statement presentation under
Canadian generally accepted accounting principles ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. This earnings measure is provided to assist users in analyzing operating profitability before non-operating expenses and non-cash charges.

(3)	2001 net loss includes reorganization expenses of $51 million and a $54 million charge to eliminate a future income tax asset.

TABLE OF CONTENTS
1	FINANCIAL HIGHLIGHTS	8	OPERATIONS	12 MANAGEMENT'S DISCUSSION AND	30 NOTES TO CONSOLIDATED
				ANALYSIS OF FINANCIAL CONDITION	FINANCIAL STATEMENTS
2	SETTING A COURSE	9	ENVIRONMENT	AND RESULTS OF OPERATIONS
					52 DIRECTORS AND OFFICERS
4	MESSAGE TO SHAREHOLDERS	10	HUMAN RESOURCES	25 AUDITORS' REPORT
					INSIDE BACK COVER
6	FINANCIAL	11	STRATEGIC INITIATIVES	26 MANAGEMENT'S RESPONSIBILTY	SHAREHOLDER AND CORPORATE
				FOR FINANCIAL REPORTING	INFORMATION
7	COMMERCIAL
				27 CONSOLIDATED FINANCIAL STATEMENTS

Three groups are dependent on and critical to the success and longevity of Algoma Steel Inc. To improve the organization's competitive position, we are setting a course for the future based on guiding principles that will ensure our efforts are focused on meeting the needs of these three groups:

- OUR CUSTOMERS need and expect competitively priced products, exceptional product quality and superior customer service. Algoma must consistently satisfy the needs of our customers so that we can count on their continued support.

- OUR INVESTORS and creditors need and expect competitive returns on their investments. They also need to know that the volatility of the steel industry will not affect the security of their capital. Algoma must satisfy the needs of investors and creditors to ensure their continued support.

- OUR EMPLOYEES need and expect competitive pay and benefits, along with a safe and supportive work environment that encourages involvement and open dialogue, while offering stability of employment so that we can count on their continued dedication.

The leadership of Algoma Steel is committed to meeting these needs to ensure our long-term success. We understand that:

- We must satisfy our customers--all the time

- We must be financially competitive--all the time

- We must treat our employees fairly--all the time

We are committed to becoming "A Different Kind Of Steel Company!"

Course

To illustrate our renewed spirit and focus, we are introducing a logo with the release of this annual report. Our commitment to this approach is represented as follows:

Coiled Steel from our Direct Strip Production Complex: Algoma's cornerstone asset. The DSPC produces the highest quality hot-rolled coils in North America and it is on this cornerstone asset that we are building a foundation for the future.

Quality
Productivity
Cost

Quality, Productivity and Cost: The three key elements necessary for succeeding in the highly competitive steel industry. By focusing on these three elements, Algoma will establish customer loyalty, optimize operational efficiency and achieve long-term financial stability. This stability is represented by a triangle, a solid structure for a solid foundation.

Customers
Investors
Employees

Customers, Investors and Employees: The three groups critical to Algoma's success. Each is represented by a coil of DSPC-produced steel, our cornerstone asset. Combined, they form a triangular shape with its solid focus on quality, productivity and cost.

Built on a tradition of strength, courage and determination –

that is

Algoma

3

MESSAGE TO SHAREHOLDERS

We are pleased to report a profitable 11-month period since Algoma completed its restructuring under the Companies' Creditors Arrangement Act ("CCAA") on January 29, 2002. Execution of the Company's Plan of Arrangement and Reorganization resulted in debt and other cost reductions that represent an important starting point in Algoma's return to profitability. All employees can take pride in these financial results.

Product quality and volume improvements, combined with increased pricing and stable operations, produced a net income of $43 million and a cash flow from operations of $15 million for the 11 months ended December 31, 2002. Of note is that these results were achieved in conjunction with improvements to our safety and environmental performance.

During 2002, we focused on a number of key areas. Specifically, we:

- Implemented our restructuring plan, resulting in reduced labour and interest costs for the year.

- Completed a strategic review of Algoma's assets and established a five-year strategic plan.

- Performed an organizational review and initiated an accountability-based cultural development program.

- Introduced structural and staffing changes, resulting in manning reductions.

- Developed and implemented a performance-based management process, including:

- Establishment of specific long-term goals and 2003 objectives to ensure company-wide focus on issues critical to Algoma's short and long-term success,

- Introduction of an executive compensation program that will increase ownership and focus on performance.

- Initiated performance improvement projects, that will result in:

- Improved order fulfillment with shorter turnaround times and better overall service,

- Increased productivity in our Direct Strip Production Complex ("DSPC"),

- Reduced costs in our Plate and Strip facility.

Steel markets in 2002 were much stronger than the previous year. Imbalances in supply and demand resulted in rapid price increases for most of the Company's products during the first three quarters of the fiscal year. As a result, Algoma ended the year in a better financial position than when it emerged from CCAA, generating $128 million in EBITDA which was used to reinvest in working capital and improve assets through $25 million of capital spending.

Market conditions started to change in the fourth quarter and have continued to erode in the early part of 2003. The associated reduction in North American steel prices, combined with rising energy prices, increasing labour rates, the strengthening Canadian dollar and the restructuring of lower-cost competitors will create a challenging environment for 2003.

To stay competitive, Algoma must maximize the productivity and effectiveness of its employees, assets and business processes. The initiatives launched in 2002 are designed to drive cultural change and reposition the organization in order to ensure the broadest and most immediate impact on our overall performance. Algoma Steel is on the path to becoming a more efficient and effective organization.

In 2003, we will continue to focus on strengthening the balance sheet while rebuilding the capability of the organization.

Specifically, we will:

- Pursue a strategy that balances the optimal mix of products, markets, assets and culture.

- Investigate alliance opportunities to add strategic flexibility and value to the business.

- Implement a fully accountable organizational structure.

- Pursue opportunities to extend the #7 Blast Furnace reline beyond 2005.

- Refinance the bank facility on competitive terms and take advantage of refinancing opportunities as they arise.

We will measure and report on our performance as we move forward.

Algoma must thrive, not just survive! To achieve this, our employees are committed to improving every area of the business we can control or influence. This will allow us to develop the confidence and respect of our customers and investors, and provide opportunities to attract the highly-skilled employees we will need in the future. We have set a course for the future and will succeed.

Denis Turcotte President & CEO

Benjamin Duster Chairman of the Board

FINANCIAL

Algoma implemented its Plan of Arrangement and Reorganization (the "Plan") on January 29, 2002, and emerged from protection under the Companies' Creditors Arrangement Act ("CCAA"). For accounting purposes, this represented a fresh start position for the Company, effective January 31, 2002. As a result, all financial information discussed in this section for 2002 is for the 11-month period ended December 31, 2002.

Algoma reported net income of $43 million or $1.89 per share in 2002, compared to a loss of $363 million or $6.77 per share in 2001. These positive results are due to a recovery of steel prices during the year along with debt and cost reductions resulting from the restructuring agreement.

Our average per-ton revenue increased to $531 in 2002 from $474 in 2001. Improved selling prices in 2002 were due to a number of factors, including the temporary closure of some steel facilities in the United States and the introduction of U.S. tariffs in March 2002. However, both pricing and demand declined in the fourth quarter of the year.

Algoma reported EBITDA of $128 million in 2002 versus a negative EBITDA of $87 million in 2001. Operations generated $15 million in cash in 2002, an improvement over the $19 million used in operating activities in 2001. This increased operating cash flow resulted from higher selling prices and lower unit costs, offset by an increase in operating working capital.

Capital expenditures remained consistent at $25 million in 2002 compared to $22 million in 2001. Bank indebtedness at the end of 2002 fell to $99 million, down from $148 million at the end of last year.

On January 29, 2002, the restructuring implementation date, Algoma entered into a new agreement with our existing banking syndicate. This agreement, which expires on December 30, 2003, provides a $50-million term loan that is being repaid in $10 million quarterly installments from September 2002 through September 2003. The agreement also provides Algoma with a revolving credit facility, with availability limited to the lesser of $180 million or a borrowing base determined by the levels of accounts receivable and inventories less certain reserves.

Bringing Algoma back to sustained profitability will require improvements in every aspect of our business. The changes we initiated in 2002--and will continue throughout 2003--will provide us with a more solid foundation to build on as we strive to increase shareholder value.

COMMERCIAL

Our commercial division made considerable strides in 2002 toward improving Algoma's overall results--all within the context of a market environment characterized by extremes from both a price and demand perspective.

Selling prices for sheet steel began the year at their lowest levels in over 20 years, increased dramatically by mid-year and subsequently gave up half of their peak price gain by year-end. A combination of high import levels and weak economic conditions in 2001 caused selling prices to reach record lows entering 2002. These dire conditions resulted in the temporary closure of several major steel producers in the United States in late 2001, reducing domestic supply. In March 2002, President George W. Bush imposed an initial tariff of 30% on many steel products imported into the U.S., which increased demand for domestic producers and led to substantial price increases during the first eight months of 2002. These favourable conditions were reversed during the latter half of the year due primarily to capacity restarts and softer steel demand.

Algoma took advantage of strong market conditions in 2002 and made significant progress in a number of areas. Over the 12-month period, shipments increased to 2,136,000 tons from 1,925,000 tons in 2001, and per-ton revenue increased to $521 versus $474 in 2001.

We also made substantial progress in improving our Direct Strip Production Complex ("DSPC") quality, achieving higher production levels and expanding Algoma's product range. Production and sales of lighter gauges and higher strength steel increased, and further growth is being planned in these areas.

Market conditions have been weak during the early part of 2003. This is due primarily to lower manufacturing activity, declining automotive builds and higher inventories in the market. Capacity restarts in North America and a continuation of high import levels have added extra pressure. However, we are optimistic that market conditions will improve during the second half of 2003.

To strategically position Algoma in the marketplace and succeed, we will focus on market needs; identify, measure and leverage internal core competencies and competitive product attributes; and deliver strong value to customers. We will position Algoma against the competition by proactively developing new applications for existing differentiated products to influence customers in adopting the product and service advantages we offer; and by anticipating shifts in market forces, such as the trend towards thinner material at equivalent or greater strengths and formability, in order to optimize parts per ton and customer productivity.

We are now in the process of refining Algoma's product market strategy and structuring the business to better anticipate and satisfy customer needs. We are also implementing plans to ensure improved commercial performance in the future. Our strategy is based on differentiating Algoma through product innovations, product performance attributes and customer service. This includes expanding the application for our superior DSPC sheet, and developing unique light-gauge and high-strength product capabilities. The commitment to growth in differentiated areas is reflected in recent actions taken by our Board of Directors to increase capital spending to support the DSPC complex.

Implementing this comprehensive product market strategy will be a high priority for us in 2003.

OPERATIONS

Algoma boosted its overall production in 2002 and set new records for iron and liquid steel production in our Blast Furnace and Steelmaking Shop. Our DSPC also continues to approach its rated annual capacity of 2.0 million tons.

Our DSPC product continues to be well received in the market. The DSPC can produce light gauges down to 1 mm as well as a wide range of grades including Commercial Quality, Drawing Quality, peritectics, higher carbon and high-strength low-alloy steel in lighter gauges. By differentiating the Company through the superior coiled steel it produces, Algoma will have an important advantage over other North American steel producers when it comes to high-strength and light-gauge steels.

Algoma purchased approximately 1.2 million tons of coal in 2002 through a consignment arrangement with an independent U.S. producer. Prices for the year were slightly higher than in 2001. We recently negotiated a new three-year agreement ending March 2006 with our current coal supplier. The agreement provides for continuation of the consignment program.

Algoma obtains all of its iron ore requirements through its 15-year supply agreement with Cleveland Cliffs Inc. ("Cliffs"). In 2002, a total of 3.5 million tons was acquired through Cliffs' Tilden Mine operation.

The reline of the #7 Blast Furnace was originally scheduled for 2002. Its last reline took place in 1995. However, detailed studies have concluded that the 2002 reline date could be pushed back to 2005. Consequently, we have established a work plan identifying the necessary repairs and upgrades to achieve this extension. Part of this work plan required the furnace stack refractory to be replenished in worn areas. This was completed as scheduled in October, during which time the furnace was shut down to "gun the stack" using computer-controlled robotic equipment. Although the gunning process was executed successfully and on schedule, the time required to return the blast furnace to full production was extended by approximately five days for reasons not directly related to the stack gunning.

Following this process, Algoma's production of iron and liquid steel rose to record rates. This also resulted in new production records for our Blast Furnace and in the Steelmaking Shop in December.

2002 Production Levels:

- Coke production in 2002 was 913,000 tons, a 5% decrease from 2001 production levels.

- Hot metal production for the year was 2.3 million tons, compared to 2.1 million tons in 2001.

- Raw steel production in 2002 was 2.4 million tons, about 12% higher than in 2001. This increase was due to improved market conditions beginning early in the year.

- DSPC coil production increased to 1.4 million tons from 1.2 million tons the previous year.

- Coil production from the 106" Hot Strip Mill was 800,000 tons in 2002, compared to 600,000 tons in 2001. The wide coils and floor plate in the 72" to 96"-wide size range continue to complement our DSPC product.

- Combined, coil production from the 106" Hot Strip Mill and DSPC accounted for 88% of Algoma's total production in 2002.

- Plate production from the 166" Mill was 294,000 tons in 2002. Approximately 40% of this was converted into heat-treated product.

ENVIRONMENT

Environmental Report

Algoma aggressively continued to make environmental improvements throughout the year, resulting in record environmental performance levels. We have also completed the second year of a five-year Voluntary Environmental Management Agreement with Environment Canada and the Ministry of Environment and Energy. This voluntary initiative focuses on reducing coke oven emissions and the disposal of PCB and mercury wastes. Algoma is committed to the Agreement in its entirety and to date has fulfilled its requirements.

The integrated steel industry has been associated with environmental releases of polycyclic aromatic hydrocarbons ("PAH") and benzene resulting from the Cokemaking operations. Algoma has focussed on addressing substances and has significantly reduced the environmental releases for both of them to the point where the PAH releases are currently meeting the 2015 release targets for the industry.

Another key issue during the year was the implementation of the ISO 14001 Environmental Management System into Algoma's operations, a process that will continue in 2003. Our Quality Blanks International facility acquired ISO 14001 registration in 2002, and the remainder of our facilities will achieve this registration in 2003. This successful implementation has resulted from the integration of the Environmental Management System with our existing Quality Management System.

Key environmental efforts for 2003:

- Fulfilling the requirements of the Environmental Management Agreement

- Developing a facility-wide noise abatement plan

- Reducing fugitive emissions from roadways

- Working with provincial and federal agencies to develop strategies for reducing greenhouse gases and smog precursors

HUMAN RESOURCES

Human Resources Report

Throughout 2002, employees continued to display exceptional commitment to Algoma's future. A number of initiatives designed to reduce labour costs were implemented on schedule as set out in our collective agreements with both United Steelworkers of America ("USWA") locals. These agreements, which expire on July 31, 2004, include reductions to wages and vacations, as well as an ongoing commitment to reduce manning levels. As proof of our commitment, more than 200 positions were eliminated during 2002. Wherever possible, attrition is being used to achieve our objectives.

Driving optimal business results can only be accomplished by a fully committed and effective organization. To achieve our objectives, we have initiated a complete organizational review of the Company. Every department is being assessed to ensure Algoma has the most effective and efficient structure required for maximum performance. In addition, an accountability-based managerial leadership culture is being developed to improve focus and operational discipline. We are confident that these efforts will produce significant improvements in Algoma's overall productivity, quality and cost structure over the next few years.

Safety Report

Injury frequency fell for the eighth consecutive year in 2002, once again proving the effectiveness of Algoma's Joint Health and Safety Program. As part of this program, Algoma and the USWA combine efforts on a Joint Health and Safety Committee. In 2002, the committee launched a Zero-Injury philosophy that challenges all employees to work injury-free, one day at a time. This program, along with other efforts, resulted in safety performance levels of a first treatment frequency of 28.5 and a lost time accident frequency of 1.5 for the year--a new record for Algoma.

Algoma has also extended its health and safety resources beyond the Company and into the community. We are now a mentor company with the Sault Ste. Marie Safe Communities Partnership, an initiative dedicated to reducing injuries within the community and surrounding areas.

STRATEGIC INITIATIVES

Algoma's Board of Directors led an extensive strategic planning review during 2002 in order to bring the Company back to sustainable profitability. By defining the optimum mix of products, markets, assets and culture, we will be able to better meet the needs of customers, capital markets and employees. This work will continue in 2003.

A major focus of Algoma's current strategic planning is the reline of the #7 Blast Furnace, which is scheduled for 2005 at an estimated cost of $120 million. A reline still appears to be the optimal route for producing hot metal to feed our steel shop and rolling mills. However, we will continue to assess other potential alternatives. Throughout 2003, we will review whether to continue the gunning program that was undertaken in 2002. We will also complete a thorough assessment of the furnace's condition to establish more definitive timing for the reline. Depending on the results of this assessment, we may be able to defer the reline beyond 2005.

The DSPC made important strides in 2002 in terms of productivity and the expansion of its product range. Its ability to produce high-strength, light-gauge material is a competitive advantage that we plan to grow and cultivate. We will also further advance our efforts in other product areas where Algoma has a competitive advantage and/or niche opportunity, such as heat-treated plate and wide-strip products.

The capacity of our rolling mills is well in excess of our ability to produce liquid steel. In 2002, Algoma was able to utilize some of this excess capacity by processing 197,000 tons of third-party slabs. We will continue to pursue similar opportunities in 2003, depending on market conditions for both slabs and finished steel products. In addition, we are currently in discussions with slab producers regarding possible arrangements or alliances that would permit Algoma to utilize its excess rolling capacity in a more consistent fashion.

Algoma utilizes energy in many forms--natural gas, electric power, coal and oxygen--in its production processes. Combined, they represent approximately 30% of our total production costs. In 2003, we will look at additional methods of reducing these costs and assess strategic alternatives for meeting our future energy requirements.

There was significant activity in 2002 surrounding actual and planned consolidation in the North American steel industry. This reflects similar activity that has been taking place in Europe and elsewhere for the last several years. We expect these types of initiatives to continue in North America, and we will investigate strategic alliances or partnering initiatives that can provide profitable growth, reduce costs or enhance revenue.

We are confident that these efforts will increase shareholder value and allow Algoma to react more quickly to changes in the North American steel industry.

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the 2002 Audited Consolidated Financial Statements and accompanying Notes. This discussion of the Company's business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as "may," "will," "expect" or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties.

Reorganization

On January 29, 2002, Algoma implemented its Plan of Arrangement and Reorganization and emerged from protection under the Companies' Creditors Arrangement Act ("CCAA"). For accounting purposes, the reorganization was reported in conformity with fresh start accounting principles with an effective date of January 31, 2002 (see note 1 to the consolidated financial statements for additional information). Comparative financial information for periods prior to January 31, 2002, are required under securities legislation and may be of limited interest to some readers. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting. In the following discussions, the period of February 1, 2002 to December 31, 2002, is referred to as either the "post-reorganization period" or the "eleven-month period". The twelve-month period ended December 31, 2002 is referred to as either "year 2002" or "2002".

General

In the post-reorganization period, Algoma reported net income of $43 million (basic earnings per share of $1.89 or diluted earnings per share of $1.42). Net income for the year 2002 was $17 million, compared to a restated net loss of $363 million for the year ended December 31, 2001. The improvement was the result of lower financial expense, higher selling prices, increased shipments and labour cost savings. The 2001 results also included $51 million of reorganization expenses and a $54-million tax charge to eliminate a future income tax asset.

Statement Of Income (Loss)

MILLIONS OF DOLLARS

		Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Years ended December 31
	2002	2002	2001	2000
			(Restated)	(Restated)

Sales	$1,031	$83	$912	$1,106
Operating expenses
Cost of sales	867	85	961	963
Administrative and selling	36	3	38	39
	903	88	999	1,002
Earnings (loss) before interest, taxes,
depreciation and amortization (EBITDA)	128	(5)	(87)	104

Depreciation and amortization	52	6	70	73

Income (loss) from operations	76	(11)	(157)	31

Financial expense	31	5	118	101

Income (loss) before the following	45	(16)	(275)	(70)

Gain on demutualization of insurance provider	-	-	19	-

Loss on disposal of joint venture interest	-	(7)	-	-

Reorganization expenses	-	(3)	(51)	-

Income (loss) before income taxes	45	(26)	(307)	(70)

Income taxes	2	-	56	3

Net income (loss)	$43	$(26)	$(363)	$(73)

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statement Of Income (Loss) From Operations Per Ton Of Shipments

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Years ended December 31
	2002	2002	2001	2000
			(Restated)	(Restated)

Sales	$531	$428	$474	$549
Operating expenses
Cost of sales	446	438	499	479
Administrative and selling	19	16	20	19
	465	454	519	498
Earnings (loss) before interest, taxes,
depreciation and amortization (EBITDA)	66	(26)	(45)	51

Depreciation and amortization	27	31	36	36

Income (loss) from operations	$39	$(57)	$(81)	$15

Results of Operations

Income from operations for the post-reorganization period was $76 million or $39 per ton of steel shipped. For the year 2002, income from operations was $65 million or $30 per ton shipped, compared with a loss of $157 million or $81 per ton shipped in 2001. This improvement was the result of average price increases of 12% in sheet products and 11% in plate products, combined with an 11% increase in overall steel shipments. The average unit cost of sales decreased from $499 per ton in 2001 to $446 per ton in the year 2002, due to increased production levels and the labour cost savings contained in the new collective bargaining agreements effective January 29, 2002.

Selected Financial Data For The Three Years Ended December 31, 2002
(MILLIONS OF DOLLARS EXCEPT PER SHARE DATA)

			Basic Income	Diluted Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
		(Loss) From	Operations	Operations	Net Income	(Loss) Per	(Loss)
	Sales	Operations	Per Share	Per Share	(Loss)	Share	Per Share
	$	$	$	$	$	$	$

2002
4th quarter	273	5	0.22	0.17	(3)	(0.14)	(0.14)
3rd quarter	313	47	1.97	1.56	29	1.20	0.96
2nd quarter	287	21	1.03	0.72	21	1.03	0.72
1st quarter - Feb./Mar.	158	3	0.16	0.10	(4)	(0.23)	(0.23)
1st quarter - Jan.	83	(11)	(0.20)	(0.20)	(26)	(0.49)	(0.49)

2001(1)
4th quarter	212	(47)	(0.87)	(0.87)	(117)	(2.18)	(2.18)
3rd quarter	242	(14)	(0.27)	(0.27)	(62)	(1.15)	(1.15)
2nd quarter	231	(43)	(0.80)	(0.80)	(47)	(0.89)	(0.89)
1st quarter	227	(53)	(0.99)	(0.99)	(137)	(2.55)	(2.55)

2000(1)
4th quarter	228	(11)	(0.20)	(0.20)	(30)	(0.56)	(0.56)
3rd quarter	270	5	0.08	0.08	(25)	(0.48)	(0.48)
2nd quarter	305	24	0.46	0.46	(8)	(0.14)	(0.14)
1st quarter	303	13	0.24	0.24	(10)	(0.19)	(0.19)

Notes:

(1) Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to foreign currency translation. The 2001 and 2002 results have been restated to reflect this change. See note 3 to the consolidated financial statements.

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Sales

Algoma's sales revenue of $1.1 billion for the year 2002 was up 22% from $912 million in 2001. Shipments for the year 2002 were 2.1 million tons, an 11% increase over the 1.9 million tons shipped in 2001. Average revenue per ton shipped for the year 2002 was $521 ($531 for the post-reorganization period), compared to $474 in 2001. The revenue and volume increases were the result of improved market conditions. This improvement was due to a number of factors, including the temporary closure of some steel facilities in the United States and the introduction of U.S. tariffs in March 2002.
							Annualized
							% Increase
Steel Shipments	February to December 2002		January 2002		Year 2001		(Decrease)

	(000's) Tons	Percent	(000's) Tons	Percent	(000's) Tons	Percent

Sheet	1,653	85%	167	86%	1,533	80%	19%
Plate	289	15%	27	14%	392	20%	(19%)

Total	1,942	100%	194	100%	1,925	100%	11%

							Annualized
							% Increase in
							Price Per Ton
Selling Prices	February to December 2002		January 2002		Year 2001		of Shipments

	Per Ton of	Sales	Per Ton of	Sales	Per Ton of	Sales
	Shipments	(millions)	Shipments	(millions)	Shipments	(millions)
Sheet	$487	$806	$401	$67	$430	$659	12%
Plate	654	189	593	16	584	229	11%
Total Steel Shipments	512	995	428	83	461	888	10%
Other Sales	n/a	36	n/a	-	n/a	24	n/a

Total	$531	$1,031	$428	$83	$474	$912	10%

Sheet

Sheet products include hot-rolled coils, cut-to-length cold-rolled coils and first-stage blanks. The average revenue per ton for sheet products in the year 2002 was $480 ($487 per ton in the post-reorganization period) as compared with $430 per ton realized in 2001. The increase was primarily due to improved market conditions. Shipments for the year 2002 were 1.8 million tons, a 19% increase over the 1.5 million tons shipped in 2001. The increase in shipments, combined with higher selling prices, resulted in a 32% increase in total sheet revenue.

Plate

Plate products include as-rolled and heat-treated plate and welded wide flange beams. The average revenue per ton shipped increased to $649 in the year 2002 ($654 per ton in the post-reorganization period), up from $584 in 2001 as a result of improved market conditions. Plate products accounted for 15% of total shipments in the year 2002 as compared with 20% in 2001. This decrease is attributed to increased capacity in the plate market and a stronger sheet market. The 316,000 tons shipped represented a decrease of 19% from the 392,000 tons shipped in 2001.

Other Sales

Other sales include processing of customer-owned steel and the sale of slag, coke braize, by-product scrap and chemical by-products. Other sales increased to $36 million in the year 2002 from $24 million in 2001 as a result of $11 million in revenue from the processing of customer material. No customer material was processed in 2001.

Operating Costs

Algoma's cost of sales for the year 2002 was $952 million or 85% of sales, compared to $961 million or 105% of sales in 2001. Cost of sales per ton shipped declined to $446 in the year 2002 from $499 in 2001 due to increased production levels and labour cost savings negotiated as part of the financial reorganization.

Major Elements Of Operating Costs:
	2002	2001	2000
Raw materials	37%	36%	35%
Labour	25	30	29
Other supplies and services	19	20	18
Energy	15	14	15
Purchased steel	2	-	3
Purchased scrap	2	-	-
Total	100%	100%	100%

(The proportion of these major elements for January 2002 and the eleven-month period does not vary significantly from that presented for the year 2002.)

Raw Materials

Raw materials include coal, iron ore and alloys.

Algoma obtains its coal requirements through a supplier-owned consignment inventory. $117 million of coal was purchased in 2002, up slightly from $116 million in 2001. The agreement with this supplier, that was to end in June 2003, has been renegotiated and extended to March 31, 2006.

In January 2002, Algoma's U.S. subsidiary, Cannelton Iron Ore Company ("Cannelton"), completed an agreement with Cleveland Cliffs Inc. ("Cliffs") to transfer Cannelton's 45% interest in the Tilden Mining Company L.C. ("Tilden") in exchange for the assumption by Cliffs of Cannelton's share of Tilden's liabilities and no cash consideration. As part of this arrangement, Algoma entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore. The arrangement permits Algoma to avoid certain risks associated with mine ownership and provides greater certainty in respect of future iron ore costs. Total expenditures on iron ore in 2002 were $198 million, compared to $196 million in 2001.

In 2002, Algoma purchased $50 million of alloys, up from $39 million in 2001 due to higher operating levels. The major alloys used are aluminum, manganese, calcium and ferro molybdenum.

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Labour

At the end of 2002, there were approximately 3,400 employees working at Algoma, down from approximately 3,500 at the end of 2001. The net decrease of 100 employees is a result of the elimination of 202 positions under the CCAA restructuring agreement, offset by an increase of 109 employees due to higher operating levels. The average labour cost per hour decreased by 9% in 2002. This was mainly due to wage and benefit reductions contained in new collective bargaining agreements, which were negotiated as part of the financial reorganization. Total labour costs in 2002 decreased by $21 million compared to 2001.

Other Supplies and Services

Included in other supplies and services are costs related to the purchase of services and materials used in both operating and maintenance activities. In 2002, other supplies and services costs were 19% of operating costs, compared with 20% in 2001. These costs were relatively unchanged.

Energy

In 2002, total natural gas costs were $82 million, compared to $68 million in 2001. This was a result of increased operating levels, however was partially offset by lower prices. During the first half of 2002, natural gas was purchased on a spot basis. In the second half of the year, fixed contracts were in place for 70% of Algoma's monthly requirements. The fixed contract pricing was below spot market pricing for the majority of the contract period.

In the first four months of 2002, Algoma obtained electricity through a local utility company. Effective May 1, 2002, the Ontario electric power market was deregulated. Electric power unit costs increased by 15% or $6 million in 2002 versus 2001, along with usage, which increased by 6% or $2 million from the previous year. Since the market deregulated, Algoma has purchased electricity both on a fixed and spot basis. For the last eight months of 2002, Algoma had fixed price contracts representing approximately 65% of its average monthly electricity purchases. The fixed contract pricing was below spot market pricing for the majority of the contract period.

Oxygen is supplied by Praxair Canada Inc. through a 15-year agreement, effective July 1, 2000. The cost of oxygen increased by $3 million to $23 million in 2002, from $20 million in 2001, due to higher production levels in 2002.

Purchased Steel

To supplement raw steel production, Algoma purchased 109,000 tons of semi-finished steel products in 2002 at a cost of $39 million. No semi-finished steel was purchased in 2001. Purchased steel in the amount of $7 million from a supplier was found to be defective and the Company provided $4 million for potential loss in value.

Purchased Scrap

Algoma began purchasing steel and iron scrap in 2002 as improved operations reduced the amount of internally-generated scrap available to meet production requirements. During the year, 199,000 tons of steel scrap totalling $34 million and 68,000 tons of iron scrap totalling $13 million were purchased. Purchased steel and iron scrap having a combined value of $24 million was included in raw material inventory at December 31, 2002.

Administrative and Selling Expense

Administrative and selling expense for the year 2002 was $39 million. This was relatively unchanged from the $38 million in 2001.

Depreciation and Amortization

Depreciation and amortization for 2002 was $58 million, down significantly from the 2001 level of $70 million. This was primarily due to an $88-million reduction in the value of Algoma's capital assets at January 31, 2002, as a result of implementing fresh start accounting. The depreciation expense for 2001 also included $3 million with respect to Algoma's 45% joint-venture interest in the Tilden Mine that was disposed of in January 2002.

Financial Expense

Algoma's total financial expense for the year 2002 was $36 million ($31 million in the post-reorganization period). This was significantly less than the financial expense of $118 million in 2001. The lower level of debt resulting from the financial reorganization reduced interest expense to $38 million for the year 2002 from $85 million in 2001. The $2-million foreign exchange gain for the year 2002 was an improvement over the $33-million foreign exchange loss in 2001, when Algoma had a much higher level of U.S. denominated long-term debt and the Canadian dollar was weakening relative to the U.S. dollar.

Income Taxes

The income tax expense of $2 million in the post-reorganization period is for Federal Large Corporations Tax. This represents an effective rate of 4% of pre-tax income of $45 million, significantly lower than the Corporation's statutory manufacturing and processing rate of 33% and is due to the utilization of income tax benefits to reduce taxable income. These income tax benefits, such as income tax loss carryforwards and available tax depreciation, were not recognized upon implementation of fresh start accounting and will be recorded in the period in which they are applied to reduce taxable income. The Corporation's estimate of income tax loss carryforwards, after giving effect to the financial reorganization, has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change.

The 2001 income tax expense comprised $2 million for Federal Large Corporations Tax and a $54-million future income tax charge related to the increased uncertainty of utilizing the future income tax assets of a U.S. subsidiary. In addition, no future income tax benefit was recognized in respect of the 2001 loss.

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

New Accounting Standards

Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities, and require separate disclosure of exchange gains or losses included in the determination of net income. This accounting change did not have a material impact on the 2002 consolidated financial statements. The results for 2001 have been restated to reduce the net loss by $30 million with a corresponding decrease to opening retained earnings. The results for 2000 have been restated to increase the net loss by $13 million and reduce opening retained earnings by $17 million.

Effective January 1, 2002, the Corporation also adopted CICA recommendations relating to stock-based compensation and other stock-based payments. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not have a material impact on the 2002 consolidated financial statements.

Liquidity and Capital Resources

Cash provided by operations for the eleven-month period ended December 31, 2002 was $15 million. This consisted of $127 million of cash generated by operations, offset by an increase in operating working capital of $112 million. The components of the changes in working capital are described below. For the year 2002, cash generated by operations was $46 million, compared to $19 million of cash used in operations during 2001.

Accounts receivable increased to $154 million at December 31, 2002 from $126 million at January 31, 2002. The increase results from improved market conditions and higher selling prices in 2002.

Inventories increased to $270 million by the end of December 2002, compared to $192 million at January 31, 2002. The increase was comprised of $22 million in raw materials and supplies, and a $56-million increase in work-in-process and finished goods inventory. The increase in raw materials was due to higher operating levels resulting from improved market conditions and an increase in purchased scrap to meet higher production requirements. The increase in work-in-process and finished goods was the result of high production levels in December after the October maintenance shutdown and lower shipments due to seasonal customer shutdowns.

Current liabilities, excluding bank indebtedness, were $159 million at December 31, 2002. This compares to $120 million at January 31, 2002. The increase of $39 million was due to accrued interest on long-term debt of $20 million, an increase in the current portion of the term loan as the full repayment is due within one year and an increase in trade payables as suppliers improved credit terms.

Investing activities in the year 2002 consisted of $26 million in capital expenditures, consistent with the $22 million incurred in 2001. These levels remained relatively low as the Company continued to defer capital spending to minimize borrowing. At December 31, 2002, the Company had commitments for future capital expenditures totalling $37 million, relating primarily to the purchase of manufacturing equipment.

Financing activities in 2002 consisted of proceeds from the term loan of $50 million in January and repayments of $21 million during the last eleven months of 2002. There were no significant financing activities during 2001.

On January 29, 2002, Algoma entered into an Amended and Restated Loan Agreement ("Agreement"). The Agreement expires on December 30, 2003, and provides Algoma with a revolving credit facility ("Revolving Facility") and a term loan ("Term Facility"). Effective December 1, 2002, certain amendments were made to the Agreement affecting pricing and availability (the "Amendments"). The Revolving Facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation's accounts receivable, inventories and a loan guarantee provided by the Government of Canada ("Loan Guarantee"), less certain reserves. Under the Amendments, the calculation of the borrowing base was changed by deleting the Loan Guarantee from the calculation and reducing the amount of the reserves. The amount of the reduction in the reserves fluctuates with the Company's financial performance.

The Company expects to meet its operating cash requirements through cash flow from operations, working capital reductions, the Revolving Facility and the renegotiation or replacement of the Agreement prior to its expiry on December 30, 2003.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts for manufacturing equipment and premises. As disclosed in note 14 to the consolidated financial statements, minimum annual lease payments under operating leases for the fiscal year 2003 are $1 million.

Pension Funds

As part of the financial reorganization, Algoma restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit limits, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by Algoma in a separate plan.

Total pension funding for the year 2002 was $26 million, compared to $31 million in 2001. The accrued pension liability at December 31, 2002 was $106 million, compared to $111 million at January 31, 2002.

The actual market value of pension fund assets at December 31, 2002 was $306 million, compared to $327 million at January 31, 2002.

The accounting treatment and funding of Algoma's pension plans are based on a number of assumptions, including that the assets in the plans will have annual returns of approximately 6.75%. To the extent these assumptions are not realized, Algoma's pension expense and cash funding could increase. For further information on pension matters, see note 9 to the 2002 consolidated financial statements.

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Trade

With safeguard remedies in place in the United States against imports of many steel products (under Section 201 of the Trade Act of 1974), the Canadian steel industry requested a similar safeguard investigation by the Government of Canada. The industry's concern was that restrictions on the global importation of steel into the U.S. would result in this steel being diverted to Canada.

The Government of Canada commenced a safeguard investigation into the importation of nine categories of steel products into Canada. After a public hearing in June before the Canadian International Trade Tribunal ("CITT"), an injury determination was made against imports of plate, cold-rolled sheet and three other products not produced by Algoma. It was determined that these products were being imported into Canada in such increased quantities and under such conditions as to be a principal cause of serious injury to domestic producers of like or directly competitive goods. At the same time, the CITT announced that the imports of hot-rolled sheet and three other products were not being imported into Canada in such increased quantities and under such conditions as to be a principal cause of serious injury or threat thereof to domestic producers of like or directly competitive goods.

The remedy phase of the safeguard investigation was completed on August 19, 2002.

The CITT announced to the Government of Canada their remedy recommendations relating to the Canadian Steel Safeguard investigation. Tariff Rate Quotas were recommended for two of the product categories produced by Algoma--discrete plate and cold-rolled sheet. For the first year of the remedy, the "in-quota" volume of discrete plate was recommended at 334,000 metric tons, with 25% surtax applicable above that volume. For cold-rolled sheet, the "in-quota" volume was recommended at 360,000 metric tons, with 15% surtax above that volume.

The Government has not yet announced the implementation of a remedy.

After a hearing which took place in November, the CITT announced in early January 2003 its decision regarding the expiry of an anti-dumping order covering imports of certain hot-rolled carbon steel plate originating in or exported from Mexico, the People's Republic of China, the Republic of South Africa and the Russian Federation. The order was continued against all of the countries except for Mexico where the order was rescinded.

Risk and Uncertainties

Market Conditions

The North American steel industry is cyclical and competitive in nature. Downturns in industries that use Algoma's products could have a material adverse effect on sales and margins. Demand for steel products is also generally affected by a number of factors beyond Algoma's control, such as general North American and international economic conditions and interest rates. Algoma is sensitive to price changes, in large part because of its high fixed costs, and therefore could experience significant variability in financial results. For example, Algoma's integrated steel operations shipped 2.1 million tons of steel products with sales of $1.1 billion during 2002. A 1% increase or decrease in the average realized price during 2002 would have resulted in an increase or decrease in pre-tax income of approximately $11 million.

Trade Regulations

A number of foreign steel producers are continuing to export significantly large quantities of steel to North America at depressed prices. This may impair Algoma's ability to sell its products at favourable prices and, accordingly, its profitability. This foreign imported steel is often sold at levels that are below cost or below home market price, a practice known as "dumping". Existing trade laws and regulations in North America may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, and may further contribute to excess global capacity. Moreover, trade regulations in other countries, particularly the United States, could materially adversely affect Algoma to the extent that they reduce or eliminate Algoma's access to certain steel markets.

Currency Fluctuations

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets. Therefore, a significant increase in the value of the Canadian dollar could reduce or eliminate the advantages Algoma obtains from its low-cost position in hot-rolled sheet, and could thereby materially and adversely affect Algoma's results of operations and financial condition.

Possible Fluctuation in Raw Material and Energy Costs

Algoma's operations are heavily dependent on the supply of various raw materials, including iron ore, coal and energy. Algoma's results of operations could be adversely affected by supply interruptions or increases in the cost of materials. Algoma's iron ore and coal costs would be adversely affected by a decrease in the relative value of the Canadian dollar. There can be no assurance that adequate supplies of oxygen, electricity or natural gas will be available in the future or that future increases in the cost of such materials will not adversely affect Algoma's operations.

Capital Requirements

The steelmaking business is capital intensive and Algoma expects to be required to make ongoing significant capital expenditures in an effort to achieve and maintain competitive levels of capacity, cost, productivity and product quality.

Algoma's integrated steel operations depend upon critical pieces of steelmaking equipment, such as blast furnaces and continuous casters, that may occasionally be out of service due to routine scheduled maintenance or equipment failures. Any unplanned unavailability of critical equipment would interrupt Algoma's production capabilities and reduce its sales and profitability. Algoma currently plans for a maintenance shutdown in the fourth quarter of 2003 for gunning the blast furnace and for routine maintenance in the ordinary course of business. It does not expect this shutdown to have a material effect on its operations.

The most significant capital project facing the Company is the #7 Blast Furnace reline currently scheduled for 2005 at an estimated cost of $120 million. In addition to the capital expenditure for the reline, there is a substantial operating cost penalty during the reline related to lower production volume and the need for purchased slabs. The timing and cost of the #7 Blast Furnace reline is critical to the Company.

Environmental Compliance and Associated Costs

Algoma is subject to complex environmental laws affecting matters such as waste water effluent, air emissions, waste disposal and mine closure and rehabilitation. Algoma operates in an industry that has incurred and will continue to incur substantial operating and maintenance expenses as a result of environmental requirements. The costs of environmental compliance may place North American steel producers at a competitive disadvantage not only to foreign steel producers, which may not be subject to environmental requirements as stringent as those in Canada or the United States, but also to producers of materials that compete with steel, which may not be required to bear equivalent costs in producing their products.

There can be no assurance that environmental requirements will not change in the future, that unanticipated environmental remediation will not be required, or that Algoma will not incur significant costs in the future in complying with such requirements. Compliance with these and other increasingly stringent environmental laws and regulations could have a material adverse effect on Algoma's results of operations and financial condition.

Management's Discussion and Analysis of

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Labour Agreements

The vast majority of Algoma's employees are represented by two locals of the United Steelworkers of America ("USWA") with whom the Company negotiates collective bargaining agreements. Algoma's existing collective bargaining agreements expire July 31, 2004. Any failure to reach new labour agreements prior to July 31, 2004 might result in a work stoppage that could, depending upon the operations affected and the length of the work stoppage, have a material adverse effect on Algoma's operations.

Financial Restrictions

The Trust Indenture in respect of Algoma's 11% and 1% Notes, the Loan Agreement and other agreements governing Algoma's indebtedness contain provisions that limit its ability to pay dividends or make other restricted payments or investments; incur additional indebtedness; create liens on assets; merge, consolidate or sell all or substantially all of its assets; and create restrictions on dividends or other payments by restricted subsidiaries. In addition, the Revolving Facility contains restrictive covenants that require Algoma to maintain financial ratios, including minimum levels of cash flow to total debt service and maximum annual capital expenditure levels. Algoma's ability to comply with many of these restrictions may be affected by events beyond its control. Algoma may not achieve operating results that will permit it to meet these restrictive covenants or may need to take business actions prohibited by these covenants. These covenants may also limit Algoma's ability to obtain additional financing or make the terms of any financing obtained more favourable.

In addition, substantially all of Algoma's assets have been pledged to secure the Term Facility, the 11% and 1% Notes and the Revolving Facility.

Outlook

Increased steel production in North America and a stagnant economy in the United States have resulted in excess inventories and downward pressure on prices in early 2003. Market conditions are expected to be difficult through the first half of 2003 with potential improvement later in the year dependent on a U.S. economic recovery.

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ALGOMA STEEL INC.

We have audited the consolidated balance sheets of Algoma Steel Inc. as at December 31, 2002 and January 31, 2002 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the eleven months ended December 31, 2002, one month ended January 31, 2002 and twelve months ended December 31, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and January 31, 2002 and the results of its operations and its cash flows for the eleven months ended December 31, 2002, one month ended January 31, 2002 and twelve months ended December 31, 2001 and 2000.

As disclosed in note 3 to the consolidated financial statements, the Corporation changed its method of accounting for foreign currency translations in 2002, its method of accounting for earnings (loss) per share in 2001 and its method for accounting for pensions and post-employment benefits and future income taxes in 2000.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 24, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern such as those described in note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian and United States generally accepted auditing standards, our report to the shareholders dated January 24, 2003 is expressed in accordance with Canadian reporting standards that do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 24, 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Algoma Steel Inc. have been prepared in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These statements include certain amounts based on management's estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with that in the financial statements.

The integrity and reliability of Algoma's reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and an appropriate division of responsibilities. These systems are designed to provide reasonable assurance that the financial information is reliable and accurate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and meets periodically with management and the shareholders' auditors to review significant accounting, reporting and internal control matters. Following its review of the financial statements and discussions with the auditors, the Audit Committee reports to the Board of Directors prior to its approval of the financial statements. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by Ernst & Young LLP, in accordance with generally accepted auditing standards.
D. Turcotte President and CEO	K. McKay Vice President, Finance and CFO

Sault Ste. Marie, Ontario

January 24, 2003

CONSOLIDATED STATEMENTS OF
INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
EXPRESSED IN MILLIONS OF CANADIAN DOLLARS

		Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Years ended December 31
	2002	2002	2001	2000
			(Restated - note 3)

Sales	$1,031	$83	$912	$1,106
Operating expenses
Cost of sales	867	85	961	963
Administrative and selling	36	3	38	39
Depreciation and amortization	52	6	70	73
	955	94	1,069	1,075
Income (loss) from operations	76	(11)	(157)	31

Financial expense (income)
Interest on long-term debt (note 8)	20	-	16	64
Foreign exchange loss (gain)	-	(2)	33	20
Other interest	11	7	69	17
	31	5	118	101
Income (loss) before the following	45	(16)	(275)	(70)
Gain on demutualization of insurance provider (note 19)	-	-	19	-
Loss on disposal of joint venture interest (note 17)	-	(7)	-	-
Reorganization expenses (note 13)	-	(3)	(51)	-
Income (loss) before income taxes	45	(26)	(307)	(70)
Provision for income taxes (note 12)	2	-	56	3
Net income (loss)	$43	$(26)	$(363)	$(73)

Net income (loss) per common share (note 10)
Basic	$1.89	$(0.49)	$(6.77)	$(1.37)
Diluted	$1.42	$(0.49)	$(6.77)	$(1.37)

Retained earnings (deficit)
Balance, beginning of period as previously reported	$-	$(264)	$129	$149
Change in accounting policies (note 3)	-	-	(30)	23
Net income (loss)	43	(26)	(363)	(73)
Accretion of equity component of convertible
long-term debt	(1)	-	-	-
Fresh start adjustment (note 1)	-	290	-	-
Balance, end of period	$42	$-	$(264)	$99

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS

	December 31	January 31
	2002	2002
		(Note 1)
Assets
Current
Accounts receivable (note 20(d))	$154	$126
Inventories (note 4)	270	192
Prepaid expenses (note 14)	21	7
	445	325

Capital assets, net (notes 5 and 8)	685	712
Deferred charges, net	2	4
	$1,132	$1,041
Liabilities and shareholders' equity
Current
Bank indebtedness (note 7)	$99	$68
Accounts payable and accrued liabilities (note 6)	77	61
Accrued interest on long-term debt (note 8(a))	20	-
Income and other taxes payable	4	10
Accrued pension liability and post-employment benefit obligation (note 9)	29	29
Current portion of term loan (note 7)	29	20
	258	188

Term loan, net of current portion (note 7)	-	30
Long-term debt (note 8)	201	204
Accrued pension liability (note 9)	88	93
Accrued post-employment benefit obligation (note 9)	223	217
Other long-term liabilities (note 18)	17	9
	529	553
Contingencies and commitments (notes 14 and 17)

Shareholders' equity
Capital stock (notes 10 and 11)	214	160
Stock options (note 10)	-	40
Convertible long-term debt (note 8)	19	30
Shareholders' surplus on reorganization	70	70
Retained earnings	42	-
	345	300
	$1,132	$1,041

See accompanying notes.

On behalf of the Board:       Benjamin Duster                               Patrick Lavelle
                                            Director                                             Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS

		Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Years ended December 31
	2002	2002	2001	2000
			(Restated - note 3)
Operating activities
Net income (loss)	$43	$(26)	$(363)	$(73)
Adjustments and items not affecting cash
Depreciation and amortization	52	6	70	73
Future income tax expense (note 12)	-	-	54	1
Pension and other post-employment benefit
expense in excess of payments (note 9)	1	-	6	5
Foreign exchange loss (gain) on long-term debt	(1)	(2)	31	18
Deferred interest on long-term debt (note 8(a))	20	-	-	-
Cost savings repayment due in 2004 (note 18)	10	-	-	-
Loss on disposal of joint venture interest (note 17)	-	7	-	-
Reorganization expenses (note 13)	-	-	37	-
Other	2	(3)	2	6
	127	(18)	(163)	30
Changes in operating working capital
components affecting cash (note 16)	(112)	49	144	(22)
	15	31	(19)	8

Investing activities
Capital asset expenditures, net of proceeds	(25)	(1)	(22)	(52)

Financing activities
Proceeds from (repayment of) term loan	(21)	50	-	-
Increase (decrease) in bank indebtedness	31	(80)	41	43
Net proceeds from common shares issued	-	-	-	1
	10	(30)	41	44

Cash
Change during period	-	-	-	-
Balance, beginning of period	-	-	-	-
Balance, end of period	$-	$-	$-	$-

Supplementary information
Income taxes paid	$-	$-	$-	$1
Interest paid	$10	$-	$48	$74

See accompanying notes.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

1. Financial reorganization and basis of presentation

     Financial reorganization

On April 23, 2001 (the "Filing Date"), Algoma Steel Inc. (the "Corporation") obtained protection under the Companies' Creditors Arrangement Act ("CCAA") in the Ontario Superior Court of Justice (the "Court"). The Court subsequently granted extensions of the CCAA protection until January 31, 2002. This allowed the Corporation to continue operating its business as it negotiated a restructuring plan with its stakeholders by preventing legal action being brought against the Corporation and by staying substantially all unsecured and under-secured claims as of the Filing Date. Additional financing was obtained providing for continued operations through the anticipated restructuring period.

On October 24, 2001, the Corporation filed an initial Plan of Arrangement and Reorganization with the Court. A second and third amended and restated Plan of Arrangement and Reorganization were filed on November 8, 2001, and December10, 2001, respectively. The third amended and restated Plan of Arrangement and Reorganization (the "Plan") was voted upon and approved by each Class of Affected Creditors on December 10 and December 17, 2001, and on December 19, 2001 the Court issued a Final Order sanctioning the Plan. The Corporation subsequently emerged from CCAA protection and the Plan was implemented on January 29, 2002 ("Implementation Date"). The significant provisions of the Plan were as follows:

- the cancellation of all outstanding common shares and employee voting shares for no consideration and the issuance of new common shares as set out below;

- the settlement of the First Mortgage Notes (U.S. $349 million) and related interest obligation (U.S. $47 million) in exchange for U.S. $125 million of 11% Notes maturing in 2009, U.S. $62.5 million of 1% convertible Notes maturing in 2030 and 15 million new common shares;

- a cash payment of $0.8 million and 1 million new common shares in satisfaction of all claims of the unsecured creditors;

- options for 4 million new common shares issued to employees for nominal consideration and new collective bargaining agreements which included wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions. The pension obligations were restructured through the new collective bargaining agreements and an arrangement with the Superintendent of the Financial Services Commission of Ontario;

- new financing facilities and a $50 million loan guarantee provided by the Government of Canada; and

- a new Board of Directors comprised of 7 nominees of the holders of the First Mortgage Notes and 3 nominees of the United Steelworkers of America.

Basis of presentation

Fresh start accounting

The Corporation has accounted for the financial reorganization by using the principles of fresh start accounting as required under Canadian generally accepted accounting principles ("GAAP"). For accounting purposes, the Corporation has used an effective date of January 31, 2002. Under fresh start accounting, all assets and liabilities were revalued at estimated fair values and the Corporation's deficit was eliminated by a reduction of the shareholders' surplus on reorganization. In order to establish the fresh start consolidated balance sheet, an equity value of $300 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment benefit obligations. Prior to the Implementation Date, the Corporation's previous Board of Directors passed a resolution setting the stated capital of the new common shares at $10 per share based upon the $300 million equity value. The book value of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair value of the pension and post-employment benefit obligations were determined by an independent actuary. The fair value of capital assets was calculated as the excess of the equity value and liabilities over the fair value of the other assets.

The following table summarizes the adjustments recorded on January 31, 2002 to implement the reorganization and to reflect the fresh start basis of accounting:
	Balance					Balance
	prior to	Reorganization		Fresh start		after
	reorganization	adjustments		adjustments		adjustments
Assets
Current assets	$325	$		$		$325
Capital assets, net	800				(88)	712
Deferred charges	-	4	(f)			4
	$1,125	$4			$(88)	$1,041
Liabilities
Bank indebtedness	$118	$(50) (a)		$		$68
Accounts payable and accrued liabilities	209	(69) (b)				61
		(75)	(c)
		(13)	(e)
		9	(f)
Income and other taxes payable	9	2	(b)		(1)	10
Accrued pension liability and
post-employment benefit obligation	-				29	29
Current portion of long-term debt	554	20	(a)			20
		(554)	(c)
	890	(730)			28	188

Long-term debt	-	30	(a)			234
		204	(c)
Accrued pension liability	264	(263)	(d)		92	93
Post-employment benefit obligation	147	4	(d)		66	217
Other long-term liabilities	7	2	(b)			9
	1,308	(753)			186	741
Shareholders' equity (deficiency)
Capital stock	188	(188)	(g)			160
		10	(b)
		150	(c)
Stock options	-	40	(e)			40
Convertible long-term debt	-	30	(c)			30
Shareholders' surplus (deficit) on reorganization	(81)	715	(h)		(564)	70
Deficit	(290)				290	-
	(183)	757			(274)	300
	$1,125	$4			$(88)	$1,041

Summary of adjustments

(a) Refinancing of bank indebtedness into a $50 million term loan repayable in $10 million quarterly installments beginning September 30, 2002.

(b) Claims of unsecured and under-secured creditors were settled in exchange for $0.8 million in cash and 1 million new common shares having a stated capital of $10 million. The Municipal Claim of $7 million in respect of taxes owing to the City of Sault Ste. Marie was compromised in exchange for $5 million payable in two equal installments on December 31, 2002 and 2003.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

1. Financial reorganization and basis of presentation (continued)

(c) First Mortgage Note principal of $554 million (U.S. $349 million) and accrued interest of $75 million (U.S. $47 million) were settled in exchange for $198 million (U.S. $125 million) of 11% Notes due 2009, U.S. $63 million of 1% convertible Notes due 2030 and 15 million new common shares having a stated capital of $150 million. As required by Canadian GAAP, the 1% convertible Notes have been separated into debt and equity components for financial statement presentation purposes. The present value of the interest payments for the years 2002 to 2009 of $5 million (U.S. $3 million) has been presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 of $8 million (U.S. $5 million) plus $22 million ascribed to the value of the holder conversion option have been presented as equity. All present value amounts were determined using an 11% discount rate.

(d) Adjust the pension and post-employment liabilities for the new collective bargaining agreements, the elimination of pension indexing benefits and the arrangement with the Superintendent of the Financial Services Commission of Ontario.

(e) Accrued vacation liability was reduced by $13 million as a result of reduced entitlements contained in the new collective bargaining agreements. The agreements also included wage and benefit reductions, pension benefit changes, manning reductions and the issuance to employees of options for 4 million new common shares for nominal consideration. These options were reflected in shareholders' equity at $40 million.

(f) Accrual for additional reorganization expenses of $5 million and $4 million of fees relating to the new banking facilities.

(g) Capital stock issued and outstanding prior to the reorganization was cancelled for no consideration.

(h) The net effect of adjustments (b) to (g) was an increase to shareholders' surplus (deficit) on reorganization of $715 million.

The consolidated financial statements have been prepared on a "going concern" basis that assumes the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that would be necessary if the "going concern" assumption was not appropriate. The Corporation is dependent upon a strong North American steel market, improving financial results and the refinancing of its banking facilities prior to December 30, 2003. The outcome of these matters is not determinable at this time.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Comparative figures

Comparative financial information for periods prior to January 31, 2002 are required under securities legislation and may be of limited interest to readers of these consolidated financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting. In addition, comparative information has been restated to reflect the retroactive application of the change in accounting policy and reclassification in respect of foreign currency translation (note 3).

2. Summary of significant accounting policies

The Corporation's significant accounting policies comply, in all material respects, with those generally accepted in the United States, except as described in note 20. Significant accounting policies are summarized below:

Basis of consolidation

The consolidated financial statements include the accounts of the Corporation, its subsidiaries and, for comparative periods prior to January 1, 2002, its proportionate share of the operating results and cash flows from its joint venture interest in the Tilden Mining Company L.C. (note 17).

Revenue recognition

Revenue is recognized on the sale of manufactured products when legal title passes to the customer, which generally occurs at the time of shipment. Freight costs are accounted for as a reduction of sales.

Inventories

Inventories are valued at the lower of average cost and market value. Market value is defined as net realizable value for finished goods and work in process and replacement cost for raw materials.

Capital assets

Capital assets are recorded at their historical cost. For purposes of implementing fresh start accounting on January 31, 2002, capital assets were valued at their estimated fair value of $712 million. Interest incurred in connection with the construction of major new facilities is capitalized until the asset is ready for its intended use.

Depreciation is calculated using the straight-line method based on an estimated life of 20 years, except for the following. Major new facilities are depreciated using a unit of production basis until a commercial level of production is reasonably sustained and using the straight-line method thereafter. Depreciation on the Direct Strip Production Complex is calculated using the straight-line method commencing July 1, 1999. The cost of mill rolls is amortized over their estimated lives based on usage while the cost of relining the blast furnace is amortized over its estimated life on a unit of production basis.

Income taxes

The Corporation follows the liability method of income tax allocation. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates that will be in effect when the differences are expected to reverse.

Financing costs

Financing costs associated with the issue of debt and entering into debt facilities are deferred and amortized on a straight-line basis over the term of the debt or debt facility as a component of interest expense. Financing costs related to equity issues are accounted for as a reduction of share capital.

Translation of foreign currencies

Foreign currency monetary assets and liabilities of domestic operations and integrated U.S. subsidiaries are translated at yearend exchange rates. All non-monetary assets and liabilities are translated using historical rates. Revenue and expenses are translated using average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at historical rates. All gains and losses resulting from foreign currency translation are included in the determination of net income (loss) as incurred.

Pensions and other post-employment benefits

The cost of pension benefits earned by employees is determined using the projected benefit method pro-rated on service. Adjustments arising from plan amendments, experience gains and losses and changes in assumptions are amortized on a straight-line basis over the expected average remaining service lives of active employees. Values of the pension fund assets are based on year-end market values. Pension benefit obligations are determined by independent actuaries using funding assumptions in accordance with relevant legislation.

The Corporation also provides for other post-employment benefits upon retirement for employees and their dependants. The cost of these benefits is accrued over the service lives of the employees based on actuarial estimates.

Earnings per share

Basic earnings per share is determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

2. Summary of significant accounting policies (continued)

Environmental Costs

For environmental liabilities that can be estimated, the Corporation accrues based upon the Corporation's best estimate of the costs to be incurred. At December 31, 2002 these estimated costs have been discounted at a risk-free rate of 5.4%. Changes in future conditions could require a change in these accruals.

Fair value of financial instruments

The fair value of the Corporation's long-term debt is based on current market prices. The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income and other taxes payable and the term loan approximates fair value due to the short-term nature of these instruments.

Stock-based compensation plans

The Corporation has a stock-based compensation plan for its Board of Directors as described in note 11. The compensation expense is accounted for based on the fair market value of the shares on the date granted.

3. Accounting policy changes

Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to foreign currency translation. The new recommendations eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated long-term monetary assets and liabilities and require separate disclosure of exchange gains or losses included in the determination of net income. This accounting change did not have a material impact on the 2002 consolidated financial statements. The results for 2001 have been restated to reduce the net loss by $30 million with a corresponding decrease to opening retained earnings. The results for 2000 have been restated to increase the net loss by $13 million and reduce opening retained earnings by $17 million.

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA relating to stock-based compensation and other stock-based payments. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not have a material impact on the 2002 consolidated financial statements.

Effective January 1, 2000, the Corporation changed its method of accounting for employee future benefits to conform to the recommendations of the CICA. Under the new method, costs for employee future benefits are accrued over the periods in which employees earn the benefits. The discount rate used for determining current service cost and the liability for future benefits is the current interest rate on high quality fixed-income investments with maturities that match the expected maturity of the obligations. In prior years the discount rate used was management's estimate of the long-term interest rate. As a result of the adoption, at January 1, 2000 the accrued pension liability was increased by $38 million, the accrued post-employment benefit obligation was increased by $2 million and retained earnings was decreased by $40 million.

Effective January 1, 2000, the Corporation changed its method of accounting for income taxes from the deferral method to the liability method of tax allocation as required by the CICA. The cumulative effect of this change as of January 1, 2000 was to increase opening retained earnings by $80 million.

4. Inventories

	December 31	January 31
	2002	2002

Raw materials and supplies	$123	$101
Work in process	72	37
Finished products	75	54
	$270	$192

Included in work in process and finished products at December 31, 2002 was approximately $7 million of purchased steel inventory that did not meet quality specifications. A $4 million valuation reserve was provided in order to reflect the inventory at its estimated net realizable value of $3 million.

5. Capital assets

	December 31	January 31
	2002	2002

Land	$6	$7
Manufacturing plant and equipment	711	690
Construction in progress	19	15
	736	712
Accumulated depreciation and amortization	51	-
	$685	$712

6. Accounts payable and accrued liabilities

	December 31	January 31
	2002	2002

Trade payables	$23	$10
Accrued liabilities	24	22
Wages and employee deductions payable	12	11
Accrued vacation pay	18	18
	$77	$61

7. Banking facilities

On January 29, 2002, the Corporation entered into an Amended and Restated Loan Agreement ("Agreement"). The Agreement expires on December 30, 2003 and provides the Corporation with a revolving credit facility ("Revolving Facility") and a term loan ("Term Facility"). Effective December 1, 2002, certain amendments were made to the Agreement affecting pricing and availability ("Amendments"). The Revolving Facility provided financing equal to the lesser of $180 million and a borrowing base determined by the levels of the Corporation's accounts receivable, inventories and a loan guarantee provided by the Government of Canada ("Loan Guarantee"), less certain reserves. Under the Amendments, the calculation of the borrowing base was changed by deleting the Loan Guarantee from the calculation and reducing the amount of the reserves with the size of the reserves fluctuating with the financial performance of the Corporation.

At December 31, 2002 there was $68 million of unused excess availability under the Revolving Facility after taking into account $26 million of outstanding letters of credit (January 31, 2002 - $73 million of unused excess availability with no outstanding letters of credit). For financial statement presentation, $13 million of outstanding cheques in excess of cash on hand was included in bank indebtedness (January 31, 2002 - $3 million of outstanding cheques in excess of cash on hand). The Revolving Facility matures on December 30, 2003 and is collateralized by a first charge on accounts receivable and inventories and a second charge on the Loan Guarantee. Prior to December 1, 2002, borrowings were in either Canadian or United States ("U.S.") funds at 4.5% over either the Canadian or U.S. prime bank rate or, at the Corporation's option, at 5.5% over bankers' acceptance rate or London interbank offering rate ("LIBOR") for U.S. dollar loans. Under the Amendments the borrowing rate fluctuates between 1.75% and 2.5% over prime depending on the financial performance of the Corporation.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

7. Banking Facilities (continued)

The amount owing on the Term Facility at December 31, 2002 was $29 million (January 31, 2002 - $50 million) and is repayable in $10 million quarterly installments from March 31, 2003 to September 30, 2003. During the eleven months ended December 31, 2002, $21 million of the Term Facility was repaid including $1 million of proceeds from the sale of land. Amounts repaid under the Term Facility cannot be reborrowed. Prior to December 1, 2002, borrowings were in Canadian funds at 4.5% over the Canadian prime bank rate or, at the Corporation's option, at 5.5% over bankers' acceptance rate loans. Under the Amendments the borrowing rate fluctuates between 1.75% and 2.5% over prime depending on the financial performance of the Corporation. The Term Facility is collateralized by a first charge on capital assets and the Loan Guarantee and a second charge on accounts receivable and inventories.

Under the terms of the lending agreements the Corporation is required to be in compliance with various restrictive covenants.

8. Long-term debt

	December 31	January 31
	2002	2002

11% Notes maturing December 31, 2009, principal
value U.S. $125 million (a)	$197	$199
1% convertible Notes maturing December 31, 2030,
principal value U.S. $38.6 million
(January 31, 2002 - U.S. $62.5 million) (b)	4	5
	201	204
Less: current portion	-	-
	$201	$204

(a) The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 is to be accrued and paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003, interest will be paid semiannually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the banking facilities described in note 7 are repaid or refinanced. The 11% Notes are collateralized by a first charge on capital assets, subject to collateral on the Term Facility (note 7), and a second charge on other assets. The fair market value of the Notes at December 31, 2002 was approximately $144 million (U.S. $91 million) based upon the quoted market price.

(b) The collateral, interest accrual and payment terms are the same as for the 11% Notes. The 1% Notes are convertible into common shares at the holders' option at a conversion price per share of $10 ("Conversion Price"). After December 31, 2002, the Corporation may convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeds 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate to be used is U.S. $1.00 = CDN $1.60.  As required by Canadian GAAP, the 1% convertible Notes are separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 are presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option are presented as equity. All present value amounts were determined using an 11% discount rate. The fair market value of the 1% Notes at December 31, 2002 was approximately $21 million (U.S. $14 million) based upon the quoted market price.

During the eleven months ended December 31, 2002, U.S. $24 million principal value of 1% Notes were converted at the holders' option into 3.8 million common shares resulting in $12 million of the equity component and $2 million of the debt component being transferred to share capital.

9. Pension and other post-employment benefits

The Corporation maintains non-contributory defined benefit pension plans that cover all of its employees. The benefits for salaried and hourly employees are based on years of service and average earnings for a defined period prior to retirement.

As part of the financial reorganization (note 1), the Corporation restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit limits, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by the Corporation in a separate plan.

Components of pension expense
		Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Current service cost	$15	$1	$25	$25
Interest cost	28	8	94	91
Projected return on plan assets	(21)	(7)	(87)	(81)
Recognized net actuarial loss	-	-	1	-
Amortization of prior service costs	-	-	-	1
Amortization of actuarial gains	-	-	(1)	(1)
Pension expense	$22	$2	$32	$35

Changes in pension benefit obligation

		Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Benefit obligation at beginning of period	$438	$1,570	$1,388	$1,235
Current service cost	15	1	25	25
Interest cost	28	8	94	91
Actuarial losses (gains)	(20)	-	159	61
Measurement date change	-	-	-	61
Benefits paid	(16)	(8)	(96)	(85)
Disposition of joint venture interest (note 17)	-	(112)	-	-
Reorganization adjustment (note 1)	-	(1,131)	-	-
Fresh start adjustment (note 1)	-	110	-	-
Benefit obligation at end of period	$445	$438	$1,570	$1,388

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

9. Pension and other post employment benefits (continued)

Change in pension plan assets

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Market value at beginning of period	$327	$1,018	$1,101	$1,081
Actual return on plan assets	(29)	8	(18)	130
Employer contributions	24	2	31	26
Benefits paid	(16)	(8)	(96)	(85)
Measurement date change	-	-	-	(51)
Disposition of joint venture interest (note 17)	-	(81)	-	-
Reorganization adjustment (note 1)	-	(612)	-	-
Market value at end of period	$306	$327	$1,018	$1,101

Reconciliation of funded status

			Pre-reorganization
	December 31	January 31	December 31	December 31
	2002	2002	2001	2000

Funded status	$(139)	$(111)	$(552)	$(287)
Unrecognized actuarial losses	30	-	267	3
Employer contributions after measurement date	3	-	3	3
Unrecognized net pension obligation	-	-	(2)	(3)
Unrecognized prior service costs	-	-	6	7
Accrued pension liability	$(106)	$(111)	$(278)	$(277)

The pension fund assets principally include marketable equity securities and corporate and government debt securities that are selected by professional investment managers.

The significant assumptions used in determining the actuarial present value of the pension benefit obligation were as follows:
			Pre-reorganization
	December 31	January 31	December 31	December 31
	2002	2002	2001	2000

Discount rate	7.00%	6.75%	6.50%	6.75%
Expected return on plan assets	6.75%	8.00%	8.00%	8.00%

In determining the accrued pension liability at December 31, 2002 and January 31, 2002, the annual rate of increase in compensation levels was estimated at 2% for the first 3 years and 4% thereafter.

Funding information

Total pension funding during the twelve months ended December 31, 2002 was $26 million (2001 - $31 million; 2000 -$29 million).
Components of post-employment benefit expense

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Current service cost	$2	$-	$3	$2
Interest cost	14	1	15	13
Amortization of actuarial loss	-	-	1	-
Amortization of net asset obligation	-	-	1	-
Post-employment benefit expense	$16	$1	$20	$15

A 4.5% to 8.1% annual rate of increase in the per capita cost of benefits was assumed for 2002. It was projected that the rates would gradually decrease to 4.5% in 2006 and remain at that level thereafter. Increasing the trend by 1% would change the accumulated benefit obligation at December 31, 2002 by approximately $30 million and the post-employment benefit expense for 2002 by approximately $2 million. Decreasing the trend by 1% would change the accumulated benefit obligation at December 31, 2002 by approximately $25 million and the post-employment benefit expense for 2002 by approximately $2 million.

Change in post-employment benefit obligation
			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Benefit obligation at beginning of period	$228	$256	$206	$154
Current service cost	2	-	3	2
Interest cost	14	1	15	13
Actuarial losses (gains)	(4)	-	45	34
Benefits paid	(9)	(1)	(13)	(12)
Measurement date change	-	-	-	15
Disposition of joint venture interest (note 17)	-	(58)	-	-
Reorganization adjustment (note 1)	-	4	-	-
Fresh start adjustment (note 1)	-	26	-	-
Benefit obligation at end of period	$231	$228	$256	$206

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

9. Pension and other post employment benefits (continued)
Change in post-employment plan assets

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Market value at beginning of period	$-	$11	$10	$9
Employer contributions	-	-	1	1
Disposition of joint venture interest (note 17)	-	(11)	-	-
Market value at end of period	$-	$-	$11	$10

Reconciliation of funded status

			Pre-reorganization
	December 31	January 31	December 31	December 31
	2002	2002	2001	2000

Funded status	$(231)	$(228)	$(245)	$(196)
Unrecognized actuarial losses (gains)	(4)	-	75	32
Benefits paid after measurement date	1	-	1	1
Unrecognized net benefit obligation	-	-	12	12
Accrued post-employment benefit obligation	$(234)	$(228)	$(157)	$(151)

The discount rate used in determining the actuarial present value of the post-employment benefit obligation at December 31, 2002 was 7% (January 31, 2002 - 6.75%; December 31, 2001 - 6.75%; December 31, 2000 - 7%).

Funding information

Payments made for other post-employment benefits were $10 million in the twelve months ended December 31, 2002 (2001 - $13 million; 2000 - $12 million), and are on a pay-as-you-go basis.

10. Capital stock

Common shares

Authorized - unlimited number

The following table summarizes the share capital transactions for the eleven months ended December 31, 2002 expressed in millions of shares and dollars:
				Common shares
	Stock options		To be issued		Issued and outstanding
		Ascribed		Stated		Stated
	# Options	Value	# Shares	Capital	# Shares	Capital
Balance at January 31, 2002 (a)	4.0	$40.0	16.0	$160.0	-	$-
Issued under Plan of Arrangement to:
First Mortgage Note holders			(15.0)	(150.0)	15.0	150.0
Unsecured creditors			(1.0)	(10.0)	1.0	10.0
Stock options exercised by employees	(4.0)	(40.0)			4.0	40.0
Conversion of long-term debt (note 8)					3.8	13.7
Shares issued as employee
compensation					-	0.2
Directors' Share Award Plan (note 11)			-	0.1	-	0.1
Balance at December 31, 2002	-	$-	-	$0.1	23.8	$214.0

(a) As part of the consideration for the settlement of their claims, holders of the First Mortgage Notes received 15 million common shares and 1 million common shares were distributed to unsecured creditors in April 2002 (note 1). Employees received 4 million common shares on February 12, 2002 upon the exercise of stock options having a nominal exercise price, which were granted as part of the new collective bargaining agreements.

Basic and diluted earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per common share assumes the dilutive effect of the conversion of the 1% convertible Notes as of February 1, 2002 at the Conversion Price (note 8).

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

10. Capital stock (continued)
			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000
			(Restated - note 3)
Basic
Net income (loss)	$ 43	$ (26)	$ (363)	$ (73)
Convertible debt - net charge to retained earnings	(1)	-	-	-
Net income (loss) attributable to common shareholders	$ 42	$ (26)	$ (363)	$ (73)

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000
			(Restated - note 3)
Diluted
Net income (loss)	$ 43	$ (26)	$ (363)	$ (73)
Convertible debt - net charge to income	-	-	-	-
Net income (loss) attributable to common shareholders	$ 43	$ (26)	$ (363)	$ (73)

Basic weighted average number of
common shares outstanding	22.18	53.65	53.65	53.29
Common shares issued on the assumed
conversion of convertible long-term debt
and exercising of employee stock options	7.86	-	-	-
Diluted weighted average number of
common shares outstanding	30.04	53.65	53.65	53.29

In calculating the basic weighted average number of common shares outstanding, the 16 million common shares issued to the holders of the First Mortgage Notes and the unsecured creditors were assumed to have been issued on February 1, 2002. The 4 million shares issued to employees were included as of February 12, 2002.

11. Stock-based compensation plan

In May 2002, the shareholders of the Corporation approved a Share Award Plan for members of the Board of Directors which permits the Corporation, at its option, to award common shares to eligible Directors as a portion of their compensation. Any shares granted under the Share Award Plan are issued quarterly. The Corporation accounts for the related compensation expense based on the fair market value of the shares on the date granted. During the eleven months ended December 31, 2002, 44,636 shares were awarded with an average fair market value of $4.83 per share.

12. Income taxes
The provision for income taxes is summarized as follows:

		Pre-reorganization
	Eleven	One
months ended		month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Current	$2	$-	$2	$2
Future	-	-	54	1
	$2	$-	$56	$3

Future income taxes have been provided on the following temporary differences:

		Pre-reorganization
	Eleven	One
months ended		month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Increase in opening future income tax assets	$-	$-	$-	$(49)
Tax depreciation greater (less) than
book depreciation	14	(2)	(21)	(21)
Non-deductible reserves	2	1	(1)	1
Effect of rate reduction on opening future
income tax assets	-	-	28	10
Loss carryforwards	2	(13)	(52)	-
Unrealized foreign exchange losses	-	-	(5)	(3)
Disposition of joint venture interest	-	(10)	-	-
Decrease in future income tax assets resulting
from financial reorganization (note 1)	-	65	-	-
Other	(1)	(2)	(10)	(5)
	17	39	(61)	(67)
Increase (decrease) in valuation allowance	(17)	(39)	115	68
	$-	$-	$54	$1

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

12. Income taxes (continued)

The geographical components of the income (loss) before income taxes is as follows:

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000
			(Restated - note 3)

Canada	$45	$(20)	$(308)	$(90)
United States	-	(6)	1	20
	$45	$(26)	$(307)	$(70)

Effective income tax rate

The following table explains the variation between the Corporation's provision for income taxes and the statutory income tax rate:
			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000
			(Restated - note 3)

Income tax provision based on the
combined statutory rate of 42%
[2001 - 43%; 2000 - 44%]	$19	$(11)	$(132)	$(31)
Add (deduct):
Non-deductible (taxable) items	(1)	-	6	(2)
Manufacturing and processing credit	(4)	2	27	7
Benefit of previously unrecognized
income tax assets	(14)	-	-	-
Unrecorded income tax benefit
of current period loss	-	9	101	28
Increase in valuation allowance on future
income tax assets of U.S. subsidiary	-	-	54	-
Large Corporations Tax	2	-	2	2
Other, net	-	-	(2)	(1)
Income tax provision	$2	$-	$56	$3

Income taxes allocated to future years are comprised of the following:

	December 31, 2002		January 31, 2002
	Assets	Liabilities	Assets	Liabilities
Current
Canadian taxes
Accounting reserves not
deductible for tax purposes	$3	$-	$5	$-
Tax loss carryforwards	7	-	9	-
	10	-	14	-
Valuation allowance	(10)	-	(14)	-
Total current	-	-	-	-
Non-current
Canadian taxes
Property, plant and equipment	32	-	46	-
Tax loss carryforwards	37	-	37	-
Unfunded pension benefits	33	-	34	-
Post-employment benefit obligation	71	-	69	-
Provincial minimum tax credits	13	-	13	-
Other	11	-	11	-
	197	-	210	-
Valuation allowance	(197)	-	(210)	-
	-	-	-	-
United States taxes
Tax loss carryforwards	67	-	67	-
Valuation allowance	(67)	-	(67)	-
	-	-	-	-
Total non-current	-	-	-	-
Future income taxes	$-	$-	$-	$-

Due to cumulative losses in recent years, a valuation allowance of $207 million has been recorded against the Canadian future income tax assets at December 31, 2002. During the eleven months ended December 31, 2002, this valuation allowance decreased by $17 million primarily due to the utilization of future tax assets to reduce the current year's taxable income. The Corporation's U.S. subsidiary, Cannelton Iron Ore Company ("Cannelton"), has not engaged in any business activity since the disposition of its joint venture interest (note 17). Consequently, a full valuation allowance of $67 million has been recorded against its future income tax assets.

Loss carryforwards

The Corporation's non-capital loss carryforwards were reduced by approximately $180 million as a result of debts being discharged under the financial reorganization for less than their principal amount. After giving effect to the reorganization, Federal and Ontario non-capital loss carryforwards at December 31, 2002 are approximately $77 million and $212 million, respectively, and expire between the years 2006 and 2009. The foreign exchange effect of the settlement of the $US First Mortgage Notes under the financial reorganization resulted in a capital loss of $42 million that can be applied against future capital gains. The Corporation's estimate of income tax loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change. No benefit in respect of these income tax loss carryforwards has been recognized in the consolidated financial statements at December 31, 2002.

Cannelton has non-capital tax losses of approximately U.S. $52 million, U.S. $37 million of which expire between 2006 and 2010 and U.S. $15 million in 2022. Cannelton also has a capital loss of approximately U.S. $70 million that expires in 2007 and can be applied against future capital gains.

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

13. Reorganization expenses

The following costs have been charged to reorganization expense as a result of the CCAA process:
	One
	month ended
	January 31	Year
	2002	2001
		(Restated - note 3)

Unamortized discount on First Mortgage Notes	$-	$30
Deferred debt issue costs	-	7
Professional fees and other expenses	3	14
	$3	$51

14. Contingencies and commitments

Contractual commitments at December 31, 2002 amounted to $37 million relating to authorized capital projects.

Under operating leases for premises and equipment, the Corporation is obligated to make aggregate payments of $3 million, comprised of $1 million in each of the years 2003, 2004 and 2005.

The Corporation has 14 years remaining in a 15-year agreement to source all iron ore requirements from a single supplier (note 17). The purchase commitment for 2003 under this agreement is approximately U.S. $120 million. Under the terms of the agreement, the Corporation pays for its annual purchases evenly throughout the year which, at any given time, can result in prepayments. At December 31, 2002, $13 million (U.S. $8 million) is included in prepaid expenses in this respect.

The Corporation has fixed volume and price contracts for the purchase of natural gas and electricity. The natural gas contracts are in place until October 31, 2003 while the electricity contracts have from 7 to 19 months remaining. The 2003 purchase commitments under these contracts are approximately $56 million for natural gas and $27 million for electricity.

The Corporation has 1/2 year remaining in a 4 1/2-year agreement to source all coal requirements from a single supplier. In early 2003, this agreement was renegotiated and extended to March 31, 2006. The purchase commitment for 2003 under this agreement is U.S. $78 million.

The Corporation has 12 1/2 years remaining in a contract with a single supplier for the purchase of oxygen, argon and nitrogen. The annual purchases under this contract approximate $15 million.

15. Segmented information

The Corporation is viewed as a single business segment involving basic steel production for purposes of internal performance measurement and resource allocation by the Corporation's chief operating decision-maker. The revenue by product group is as follows:
			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Sheet and strip	$806	$67	$659	$806
Plate	189	16	226	236
Tubular	-	-	3	12
Other	36	-	24	52
	$1,031	$83	$912	$1,106

Sales to customers in the United States were approximately $225 million for the eleven months ended December 31, 2002 and $14 million for the month of January, 2002 (2001 - $118 million; 2000 - $126 million). Export sales to other countries were approximately $8 million for the eleven months ended December 31, 2002 and $1 million for the month of January 2002 (2001 - $18 million; 2000 - $16 million).

No customer had purchases of 10% or more of total sales in either the eleven months ended December 31, 2002 or the month of January 2002 (2001 - one customer representing 11%; 2000 - no customer represented 10% or more).

At December 31, 2002, two customers represented 11% and 10%, respectively, of the accounts receivable balance (January 31, 2002 - two customers represented 10% and 8% of the accounts receivable balance).

16. Changes in operating working capital components affecting cash
			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Accounts receivable	$(28)	$18	$18	$(3)
Inventories	(78)	49	65	(11)
Prepaid expenses	(14)	2	(5)	(1)
Accounts payable and accrued liabilities	14	(22)	68	(8)
Income and other taxes payable	(6)	2	(2)	1
	$(112)	$49	$144	$(22)

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

17. Disposition of joint venture interest

In January 2002, the Corporation's wholly-owned U.S. subsidiary, Cannelton Iron Ore Company ("Cannelton"), completed an agreement with Cleveland-Cliffs Inc. ("Cliffs") to transfer CIOC's 45% interest in the Tilden Mining Company L.C. ("Tilden") in exchange for the assumption by Cliffs of Cannelton's share of Tilden's liabilities and no cash consideration. As part of this arrangement, the Corporation entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and the Corporation. These assumed liabilities could include contingent obligations, such as environmental costs, that are not reflected in Tilden's financial statements.

18. Other long-term liabilities
	December 31	January 31
	2002	2002

Environmental liabilities	$7	$7
Municipal Claim under reorganization (note 1)	-	2
Cost savings repayment (a)	10	-
	$17	$9

(a) Under the terms of the new collective bargaining agreements negotiated as part of the financial reorganization, $10 million of the 2002 cost savings will be paid to employees on June 30, 2004, and $10 million of the 2003 savings will be paid on June 30, 2005. The payments will be deferred if, at the relevant time, all accrued interest on the 11% Notes and 1% convertible Notes has not been paid.

19. Demutualization gain

The 2001 results include a gain of $19 million related to cash received on the demutualization of a former insurance provider. In late 2002, the United Steelworkers of America ("USWA") raised with the Corporation the matter of entitlement to these demutualization proceeds. The Corporation is firmly of the view, and has advised the USWA accordingly, that the Corporation is entitled to the entire proceeds and that any claim to the contrary would be unlikely to succeed.

20. Significant differences between Canadian and United States generally accepted accounting principles [GAAP]

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity component with the accretion of the equity component being charged directly to retained earnings (note 8). Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. The value ascribed to the holder conversion option would be reclassified within shareholders' equity to shareholders' surplus on reorganization.

An additional minimum pension liability is reported when the accrued benefit liability in the consolidated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remaining amount being charged to income.

(a) Reconciliation of net income (loss) between Canadian and United States GAAP:

		Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000
			(Restated - note 3)

Net income (loss) as reported	$43	$(26)	$(363)	$(73)
Accretion of equity component of convertible
long-term debt	(1)	-	-	-
Adjustment relating to joint venture's change
in accounting policy on pension assets	-	-	5	-
Net income (loss) in accordance with U.S. GAAP	42	(26)	(358)	(73)
Additional minimum pension liability	(5)	-	(7)	-
Comprehensive income (loss) in accordance
with U.S. GAAP	$37	$(26)	$(365)	$(73)

Net income (loss) per share:
Basic	$1.89	$(0.49)	$(6.67)	$(1.37)
Diluted	$1.42	$(0.49)	$(6.67)	$(1.37)
Comprehensive income (loss) per share:
Basic	$1.69	$(0.49)	$(6.80)	$(1.37)
Diluted	$1.27	$(0.49)	$(6.80)	$(1.37)

(b) As a result of the Canadian/U.S. GAAP reconciliation and additional disclosure requirements under U.S. GAAP, the changes to the consolidated balance sheets are as follows:
		December 31	January 31
		2002	2002
[i]	Accrued pension liability
	Balance under Canadian GAAP	$88	$93
	Additional minimum pension liability	5	-
	Balance under U.S. GAAP	$93	$93

[ii]	Long-term debt
	Balance under Canadian GAAP	$201	$204
	Equity component of convertible long-term debt	5	8
	Balance under U.S. GAAP	$206	$212

Notes to
CONSOLIDATED FINANCIAL STATEMENTS

EXPRESSED IN MILLIONS OF CANADIAN DOLLARS, EXCEPT AS NOTED

20. Significant differences between Canadian and United States generally accepted accounting principles [GAAP] (continued)

[iii] Shareholders' equity
[a]	Capital stock
	Balance under Canadian GAAP	$214	$160
	Ascribed value of holder conversion option credited on conversion	(8)	-
	Balance under U.S. GAAP	$206	$160

[b]	Convertible long-term debt
	Balance under Canadian GAAP	$19	$30
	Reclassified to long-term debt	(5)	(8)
	Ascribed value of holder conversion option	(14)	(22)
	Balance under U.S. GAAP	$-	$-

[c]	Shareholders' surplus on reorganization
	Balance under Canadian GAAP	$70	$70
	Ascribed value of holder conversion option on convertible long-term
	debt at January 31, 2002	22	22
	Balance under U.S. GAAP	$92	$92

[d]	Accumulated other comprehensive loss
	Balance under Canadian GAAP	$-	$-
	Additional minimum pension liability	(5)	-
	Balance under U.S. GAAP	$(5)	$-

(c) The Corporation accounts for freight costs as a reduction of sales. Under U.S. GAAP these costs would be included as a component of cost of sales.

			Pre-reorganization
	Eleven	One
	months ended	month ended
	December 31	January 31	Year	Year
	2002	2002	2001	2000

Increase in sales and cost of sales related
to reclassifying freight costs under U.S. GAAP	$49	$5	$49	$54

(d) The accounts receivable balance at December 31, 2002 includes a $3 million allowance for doubtful accounts (January 31, 2002 - $6 million).

(e) A new accounting standard, SFAS 143 "Asset Retirement Obligations", was issued in the United States. Under this new standard, legal obligations arising from the retirement of all tangible long-lived assets are recognized immediately when incurred and are measured at fair value. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life using a systematic and rational allocation method. The adoption of this standard in 2003 is not expected to have a material impact on the Corporation's consolidated financial statements.

(f) A new accounting standard, "Accounting for Costs Associated with Exit or Disposal Activities", was recently issued in the United States. The standard is effective for exit or disposal activities initiated after December 31, 2002 and requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than the date of commitment to an exit plan as previously required. The Corporation has not yet determined the effect that the adoption of this standard in 2003 will have on its consolidated financial statements.

(g) Approximately 98% of the Corporation's employees are covered by collective bargaining agreements. The new collective bargaining agreements negotiated as part of the financial reorganization outlined in note 1 expire on July 31, 2004.

DIRECTORS AND OFFICERS
DIRECTORS	PRINCIPAL OFFICERS

Benjamin Duster (5)	Benjamin Duster
Chairman of the Board,	Chairman of the Board
Algoma Steel Inc.
Head of Financial Restructuring,	Denis Turcotte
Masson and Company, LLC	President and CEO
Atlanta, Georgia
Stephen Boniferro
John Kallio (2)	Vice President, Human Resources
Union Department Steering Committee
Co-Chair - Plate & Strip,	Paul Finley
Loader - Plate & Strip Finishing,	Vice President, Business Development
Algoma Steel Inc.	and Corporate Secretary
Sault Ste. Marie, Ontario
Glen Manchester
Patrick Lavelle (1) (2) (4)	Vice President, Commercial
Chairman and CEO,
Patrick J. Lavelle and Associates
Toronto, Ontario	Keith McKay
Vice President, Finance and CFO
James Lawson (3) (4)
Partner,	Armando Plastino
Torys LLP	Vice President, Operations
Oakville, Ontario

Charles Masson (1) (3) (4) (5)
Partner,
Masson and Company, LLC
New York, New York

Murray Nott (1) (4) (5)
Metallurgical Specialist - Quality Engineering,
Algoma Steel Inc.
Sault Ste. Marie, Ontario

Doug Olthuis (1) (2) (3)
Area Co-ordinator for Northwestern Ontario,
United Steelworkers of America
Sault Ste. Marie, Ontario

Denis Turcotte
President and CEO,
Algoma Steel Inc.
Sault Ste. Marie, Ontario

(1)	MEMBER, AUDIT COMMITTEE
(2)	MEMBER, HEALTH, SAFETY AND
ENVIRONMENT COMMITTEE
(3)	MEMBER, HUMAN RESOURCES AND
COMPENSATION COMMITTEE
(4)	MEMBER, CORPORATE GOVERNANCE
COMMITTEE
(5)	MEMBER, STRATEGIC PLANNING
COMMITTEE

SHAREHOLDER INFORMATION
Share Listings	Trustee, Paying Agent	Annual Meeting
and Registrar for 11% and
Algoma Steel Inc. trades on the	1% Notes	The Algoma Steel Inc. Annual Meeting
Toronto Stock Exchange under the		will be held:
symbol AGA.	Wilmington Trust Company	10:00 a.m., Thursday, May 22, 2003
	Rodney Square North	Holiday Inn
Share Transfer Agent	1100 North Market Street	Sault Ste. Marie, Ontario
Wilmington, Delaware 19890
Computershare Trust Company of Canada	Telephone: 302 636-6023
Shareholders Services	Facsimile: 302 636-4143
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1	Auditors
Telephone: 416 981-9500
Facsimile: 416 981-9800	Ernst & Young LLP, Toronto
Email address:
caregistryinfo@computershare.com	Legal Counsel

Torys LLP, Toronto

CORPORATE INFORMATION
Corporate Head Office	Sales Office	Sales Office

105 West Street	5515 North Service Road	717 - 7th Avenue S.W., Suite 1450
Sault Ste. Marie, Ontario P6A 7B4	3rd Floor	Calgary, Alberta T2P 0Z3
Telephone: 705 945-2351	Burlington, Ontario L7L 6G4	Telephone: 403 263-4102
Facsimile: 705 945-2203	Telephone: 905 331-3400	Facsimile: 403 233-0636
Internet address: www.algoma.com	Canada toll-free: 1 800 387-7850	Toll-free telephone in Alberta, British
Email address: alglib@soonet.ca	U.S. toll-free: 1 800 387-9495	Columbia and Saskatoon, Saskatchewan:
	Facsimile: 905 331-3408	1 800 661-9234

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4
Tel: 705.945.2351
Fax: 705.945.2203
www.algoma.com

Design: Communications DG4 Inc.